Exhibit 99.1

With Important Product-Led Transition Year Underway, Stellantis Delivers €5.6 Billion Net Profit, €8.5 Billion AOI(1) and 10% AOI Margin(2) in the First Half of 2024
•Net revenues of €85.0 billion, down 14% compared to H1 2023, primarily due to the decline in volume and mix
•Net profit of €5.6 billion, down 48% compared to H1 2023, primarily due to lower volume and mix, headwinds from foreign exchange and restructuring costs
•Adjusted operating income(1) of €8.5 billion, down €5.7 billion compared to H1 2023, primarily due to decreases in North America
•AOI margin(2) of 10%, reflecting direct materials, workforce and logistics cost reductions which helped to mitigate the revenue decline
•Management taking decisive actions to address operational challenges, including North American share and inventory performance
•Industrial free cash flows(3) near zero (-€0.4 billion), impacted by lower AOI(1), as well as negative working capital development and higher investment spend, both expected to evolve favorably in the second half, supporting positive full-year Industrial free cash flow
•Total inventory reduced by 3% to 1,408 thousand units over the first six months of 2024
•More than 20 launches planned in 2024, including a refreshed Ram 1500, European van range and the Peugeot 3008, the first on the new STLA family of platforms. Received all necessary approvals to launch the Leapmotor International JV, with initial deliveries in Enlarged Europe near the end of Q3 2024, followed by South America, Middle East & Africa and India & Asia Pacific
•Returned €6.7 billion in capital in the first half, reflecting in part the accelerated execution of the €3.0 billion 2024 share buyback program, and remain committed to return at least €7.7 billion before the end of 2024

"The Company's performance in the first half of 2024 fell short of our expectations, reflecting both a challenging industry context as well as our own operational issues. While corrective actions were needed and are being taken to address these issues, we also have initiated an exciting product blitz, with no fewer than 20 new vehicles launching this year, and with that brings bigger opportunities when we execute well. We have significant work to do, especially in North America, to maximize our long-term potential. I want to thank every employee for their teamwork and commitment during this very consequential chapter of our story."
Carlos Tavares, CEO

Fiat Grande Panda

(€ million)		H1 2024	H1 2023	Change		FY 2024 GUIDANCE Revenue backdrop: Neutral AOI margin(2): Double-digit Industrial free cash flows(3): Positive
I F R S	Net revenues	85,017	98,368	(14)%
	Net profit/(loss)	5,647	10,918	(48)%
	Cash flows from operating activities	4,889	13,393	(63)%
N O N - G A A P	Adjusted operating income(1)	8,463	14,126	(40)%
	Adjusted operating income margin(2)	10.0%	14.4%	(440)	bps
	Industrial free cash flows(3)	(392)	8,655	(105)%
____________________________________________________________________________________________________________________________________
All reported data is unaudited. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.

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AMSTERDAM, July 25, 2024 - Stellantis N.V. today announced results for the first half of 2024, including €85.0 billion of Net revenues, down 14% y-o-y, and €5.6 billion in Net profit, down 48% y-o-y. AOI(1) of €8.5 billion represented a 10% AOI margin(2), and Adjusted diluted EPS(5) decreased 35% y-o-y.

Lower financial performance in the first half of 2024 was driven principally by lower volumes and mix, with the challenging volume comparison due to a combination of inventory reduction initiatives, temporary product production gaps due to a generational portfolio transition, and lower market share particularly in North America. With a firm focus on successfully launching a wave of significant new products in the near term, the Company expects the impact of the product portfolio’s coverage gaps to have peaked, while management actions to improve the performance of North America, Enlarged Europe and Maserati create significant performance improvement opportunities for the second half of 2024 and full-year 2025.

Commercially, Stellantis continued its commercial vehicle leadership, taking the top spot for market share in the Middle East & Africa for the first time, and sustaining market share leadership in Europe and South America. In the U.S., Stellantis is No. 1 in plug-in hybrid vehicles sales and No. 2 in LEV sales. Leveraging Leapmotor's cost competitiveness and advancements in powertrains and connectivity, the Leapmotor International joint venture is on track to introduce its inaugural tech-centric electric vehicles, the C10 SUV and T03 car. The initial rollout will be in Enlarged Europe, followed by South America, Middle East & Africa and India & Asia Pacific by the end of 2024.

2024 Product Blitz Underway
The Company plans no fewer than 20 new product launches in 2024, including 10 that have started production already in the first half of the year:
•Peugeot 3008 and 5008 – Based on the BEV-native multi-energy STLA Medium platform with a range of up to 680Km, these models feature the brand new Panoramic i-Cockpit. ChatGPT will become standard across the entire Peugeot lineup, following DS brand’s lead earlier this year. In June, nearly 30% of 3008 orders were for the battery electric version. Peugeot also localized production of the 2008 in South America.
•New Lancia Ypsilon – Lancia introduced the first car of its new era in the premium hatchback B-segment, the New Lancia Ypsilon. The brand has a 10-year strategic plan to propel it forward with innovative and timeless Italian elegance.
•Maserati Grecale Folgore – Maserati launched the Grecale Folgore, the Trident’s first-ever SUV powered by a full-electric powertrain with 820 Nm of torque and a top speed of 220 Km/h.
•Ram 1500 – Ram launched the new 1500 on the heels of a positive accolade as the No. 1 industry brand in J.D. Power Initial Quality Study — the only truck-exclusive brand ever to do so. The Ram 1500 features the new Hurricane Twin-turbo family, the most powerful 6-cylinder engine in the segment with up to 540 horsepower and 469 lb-ft of torque.
•Citroën Basalt – The Citroën Basalt, a new SUV coupé, is launching in India and South America. Orders for the new Citroën C3 are strong with 72% of customers opting for the all-new ë-C3, a competitively priced B-segment EV produced in Europe.
•Stellantis Pro One Vans – The renewed Pro One van lineup from Citroën, FIAT Professional, Opel, Peugeot and Vauxhall is on the road with 12 models across all segments. Stellantis Pro One is No. 1 in Enlarged Europe, South America and Middle East & Africa in the first half.

In recognition of their storied legacies in Italy and Germany, FIAT and Opel celebrated their 125-year anniversaries. FIAT revealed its comeback to the global mainstream market with the Grande Panda, starting from less than €25,000 for the full EV and will also be available in a hybrid version.

Technology Push
•Eight new vehicles are set to launch on the STLA Large platform between 2024-2026, led by the Dodge Charger Daytona, Jeep® Wagoneer S and Jeep Recon. This new BEV-native multi-energy platform is highly flexible and optimized for various electric drive modules, offering customers the benefits of instant torque from EV propulsion and a range of up to 800 Km/500 miles in BEV models.

•Through 2026, the Smart Car platform will serve as the base for 13 models across three regions. The platform combines advanced technology with affordability to make EVs available for everyone. In Europe, the FIAT and Opel brands will follow the Citroën C3 and C3 Aircross launches.

•Stellantis is employing a dual-chemistry approach and exploring innovative battery cell and pack technologies. The Company recently announced a five-year collaboration with CEA, a leading research institution, to design next-gen battery cells for EVs.

•Stellantis’ electrified dual-clutch transmission (eDCT) tech has been popular in Europe, helping lead to a 53% sales growth year-over-year in EU30 hybrid vehicle sales. Thirty hybrid models are planned for this year, with six more by 2026, offering a great driving experience and lower CO2 emissions at more affordable prices than fully electric and plug-in hybrids. Stellantis is the sales leader for low-emission vehicles, which includes battery electric, fuel cell and plug-in hybrid, in the EU30 for A and B segments and light commercial vehicles.
•AI-powered platforms - STLA Brain, STLA SmartCockpit and STLA AutoDrive - are central to Stellantis’ tech advancements and are expected to be tech ready for integration by the end of 2024 with product deployment in 2025.

•Stellantis is transforming the mobility experience with a steady stream of high-margin revenue from software and connected services, which has more than doubled since the Company's inception in 2021. Features include:
◦e-ROUTES, the first route-planning smartphone app integrated with real-time vehicle data, specifically designed for electric vehicles;
◦ChatGPT enhanced virtual assistant, offered standard for new and existing vehicles available in 20 European countries by the end of 2024;
◦AppMarket, the central hub for connectivity available over the air in nearly half of 2021-23 MY Jeep and Ram vehicles in North America;
◦Connect Fleet by Free2Move, providing fleet managers with status visibility, geofence boundary setting and real-time geolocation; and,
◦MyTasks, an advanced tool to streamline fleet operations, improving coordination to enable better productivity.

GUIDANCE AND OUTLOOK: The Company is reiterating financial guidance of double-digit AOI margin(2) in 2024, as well as positive Industrial free cash flow(3), despite macroeconomic uncertainties.
On July 25, 2024 at 2:00 p.m. CEST / 8:00 a.m. EDT, a live webcast and conference call will be held to present Stellantis' First Half 2024 Results, with the presentation expected to be posted at approximately 7:30 a.m. CEST / 1:30 a.m. EDT. The webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website (www.stellantis.com).
UPCOMING EVENTS: Third Quarter Shipments & Revenues - October 31, 2024

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SEGMENT PERFORMANCE

NORTH AMERICA					ENLARGED EUROPE
€ million, except as otherwise stated	H1 2024	H1 2023	Change		€ million, except as otherwise stated	H1 2024	H1 2023	Change
Shipments (000s)	838	1,023	(185)		Shipments (000s)	1,387	1,478	(91)
Net revenues	38,353	45,916	(7,563)		Net revenues	29,969	34,861	(4,892)
AOI	4,366	8,027	(3,661)		AOI	2,060	3,725	(1,665)
AOI margin	11.4%	17.5%	(610)	bps	AOI margin	6.9%	10.7%	(380)	bps
•Shipments down 18%, mostly driven by discontinued products, including Dodge Charger/ Challenger, Jeep Renegade/ Cherokee as well as a decrease in Ram 1500 due to mid-cycle action launch
•Net revenues down 16%, primarily due to lower volumes and negative net pricing, partially offset by favorable nameplate mix
•Adjusted operating income down 46%, primarily due to lower volumes, product mix headwinds and negative net pricing

•Shipments down 6%, to support inventory de-stocking efforts in the region; driven by lower shipments of Fiat 500, Opel Mokka and Jeep Renegade, partly offset by higher shipments of Citroën C3 and Jeep Avenger
•Net revenues down 14%, mainly due to higher buyback commitments, lower volumes and mix, and negative net pricing, partially offset by minor FX translation effects
•Adjusted operating income down 45%, primarily due to lower mix, net pricing and volumes, partly offset by industrial cost savings supported by raw material tailwinds and purchasing savings

MIDDLE EAST & AFRICA					SOUTH AMERICA
€ million, except as otherwise stated	H1 2024	H1 2023	Change		€ million, except as otherwise stated	H1 2024	H1 2023	Change
Combined shipments(4) (000s)	273	301	(28)		Shipments (000s)	394	420	(26)
Consolidated shipments(4) (000s)	214	208	+6		Net revenues	7,367	7,563	(196)
Net revenues	5,005	4,698	+307		AOI	1,150	1,075	+75
AOI	1,047	1,218	(171)		AOI margin	15.6%	14.2%	+140	bps
AOI margin	20.9%	25.9%	(500)	bps
•Consolidated shipments up 3%, with Fiat shipments tripling, led by growth of Doblo Cargo, Tipo, and Nuovo Scudo, offsetting declines in Peugeot 208 and Opel Corsa
•Net revenues up 7%, primarily due to strong net pricing offsetting negative FX translation effects and mix headwinds
•Adjusted operating income down 14%, mainly due to negative FX translation effects, lower mix, higher costs to support logistics and localization strategy, partly offset by positive net pricing

•Shipments down 6%, led by a reduction in Fiat Cronos, Jeep Compass and Peugeot 208 partly offset by higher shipments of Ram Rampage and Citroën C3 Aircross
•Net revenues down 3%, due to negative FX translation effects mainly from Argentine Peso and lower volumes, partly offset by positive net pricing and mix
•Adjusted operating income up 7%, primarily due to positive net pricing, purchasing savings and improved results from parts & services, partly offset by negative FX translation effects and lower volumes

CHINA AND INDIA & ASIA PACIFIC					MASERATI
€ million, except as otherwise stated	H1 2024	H1 2023	Change		€ million, except as otherwise stated	H1 2024	H1 2023	Change
Combined shipments(4) (000s)	32	90	(58)		Shipments (000s)	6.5	15.3	(8.8)
Consolidated shipments(4) (000s)	32	58	(26)		Net revenues	631	1,309	(678)
Net revenues	1,072	1,986	(914)		AOI	(82)	121	(203)
AOI	57	294	(237)		AOI margin	(13.0)%	9.2%	(2,220)	bps
AOI margin	5.3%	14.8%	(950)	bps
•Lower results mainly due to reduced shipments, negative FX translation effects and consolidation impact from Leapmotor investment, partly offset by cost savings and positive net pricing					•Net revenues and Adjusted operating income down, mainly due to decline in shipments of Grecale and discontinued products, partly offset by positive product mix and cost saving actions
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Reconciliations
Net revenues from external customers to Net revenues and Net profit to Adjusted operating income

H1 2024	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		38,351	29,848	5,005	7,373	1,071	631	2,738	85,017
Net revenues from transactions with other segments		2	121	—	(6)	1	—	(118)	—
Net revenues		38,353	29,969	5,005	7,367	1,072	631	2,620	85,017
Net profit/(loss)									5,647
Tax expense/(benefit)									1,342
Net financial expenses/(income)									(350)
Operating income/(loss)									6,639
Adjustments:
Restructuring and other costs, net of reversals(A)		48	1,087	—	9	—	25	43	1,212
Impairment expense and supplier obligations, net of reversals(B)		2	43	—	—	11	324	8	388
Takata airbags recall campaign, net of recoveries		—	74	4	1	—	—	—	79
Other(C)		119	2	—	29	1	—	(6)	145
Total adjustments		169	1,206	4	39	12	349	45	1,824
Adjusted operating income(1)		4,366	2,060	1,047	1,150	57	(82)	(135)	8,463
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions
(B) Primarily related to certain platform assets in Maserati and Enlarged Europe, net of reversal
(C) Primarily related to costs to support the workforce during the transformation of a plant in North America

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H1 2023	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		45,916	34,811	4,698	7,609	1,985	1,310	2,039	98,368
Net revenues from transactions with other segments		—	50	—	(46)	1	(1)	(4)	—
Net revenues		45,916	34,861	4,698	7,563	1,986	1,309	2,035	98,368
Net profit/(loss)									10,918
Tax expense/(benefit)									2,692
Net financial expenses/(income)									(69)
Operating income/(loss)									13,541
Adjustments:
Restructuring and other costs, net of reversals(A)		314	252	—	14	—	—	14	594
Reorganization of financial services(B)		—	—	—	—	—	—	140	140
Impairment expense and supplier obligations(C)		(2)	—	—	—	16	—	—	14
Takata airbags recall campaign, net of recoveries		—	(84)	26	(1)	4	—	—	(55)
Other(D)		(80)	29	—	2	(15)	—	(44)	(108)
Total adjustments		232	197	26	15	5	—	110	585
Adjusted operating income(1)		8,027	3,725	1,218	1,075	294	121	(334)	14,126
________________________________________________________________________________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) Primarily related to workforce reductions
(B) Net costs associated with the reorganization of our financial services activities in Europe
(C) Related to impairments, net of reversals
(D) Mainly related to gains on disposals of investments
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Diluted EPS to Adjusted diluted EPS

Results from continuing operations
(€ million, except as otherwise stated)	H1 2024	H1 2023
Net profit attributable to owners of the parent	5,624	10,923
Weighted average number of shares outstanding (000)	3,002,791	3,137,744
Number of shares deployable for share-based compensation (000)	21,659	26,063
Weighted average number of shares outstanding for diluted earnings per share (000)	3,024,450	3,163,807
Diluted earnings per share (A) (€/share)	1.86	3.45

Adjustments, per above	1,824	585
Tax impact on adjustments	(316)	(66)
Unusual items related to income taxes	—	—
Total adjustments, net of taxes	1,508	519
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations (B) (€/share)	0.50	0.16
Adjusted Diluted earnings per share(5) (€/share) (A+B)	2.36	3.61

Cash flows from operating activities to Industrial free cash flows

(€ million)	H1 2024	H1 2023
Cash flows from operating activities	4,889	13,393
Less: Operating activities not attributable to industrial activities	(1,465)	(211)
Less: Capital Expenditures and capitalized research and development expenditures and change in amounts payable on property, plant and equipment and intangible assets for industrial activities	5,438	4,196
Add: Proceeds from disposal of assets and other changes in investing activities	163	1,726
Less: Net proceeds related to the reorganization of financial services in Europe	—	1,464
Less: Contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments	1,495	1,058
Add: Defined benefit pension contributions, net of tax	24	43
Industrial free cash flows(3)	(392)	8,655

Debt to Industrial net financial position

(€ million)	June 30, 2024	December 31, 2023
Debt	(32,174)	(29,463)
Current financial receivables from jointly-controlled financial services companies	1,245	767
Derivative financial assets/(liabilities), net and collateral deposits	6	20
Financial securities	6,619	6,089
Cash and cash equivalents	36,325	43,669
Industrial Net Financial Position Classified as Held for sale	(59)	109
Net financial position	11,962	21,191
Less: Net financial position of financial services	(10,265)	(8,296)
Industrial net financial position(6)	22,227	29,487
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NOTES
(1) Adjusted operating income/(loss) excludes from Net profit/(loss) adjustments comprising restructuring and other termination costs, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income) and Tax expense/(benefit).
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and convergence and integration costs directly related to significant acquisitions or mergers.
(2) Adjusted operating income/(loss) margin is calculated as Adjusted operating income/(loss) divided by Net revenues.
(3) Industrial free cash flows is our key cash flow metric and is calculated as Cash flows from operating activities less: (i) cash flows from operating activities from discontinued operations; (ii) cash flows from operating activities related to financial services, net of eliminations; (iii) investments in property, plant and equipment and intangible assets for industrial activities; (iv) contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method and other investments; and adjusted for: (i) net intercompany payments between continuing operations and discontinued operations; (ii) proceeds from disposal of assets and (iii) contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the substantive timing of monetization of receivables, factoring and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control.
(4) Combined shipments include shipments by Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by Company's consolidated subsidiaries. Figures by segments may not add up due to rounding. China shipments from DPCA are no longer included in Combined shipments as of November 2023; prior periods have not been restated.
(5) Adjusted diluted earnings per share ("EPS") is calculated by adjusting Diluted earnings per share from operations for the post-tax impact per share of the same items excluded from Adjusted operating income as well as tax expense/(benefit) items that are considered rare or infrequent, or whose nature would distort the presentation of the ongoing tax charge of the Company. We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Company’s ongoing operating performance and provides investors with a more meaningful comparison of the Company’s ongoing quality of earnings. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from operations or other methods of analyzing our quality of earnings as reported under IFRS.
(6) Industrial net financial position is calculated as Debt plus derivative financial liabilities related to industrial activities less (i) cash and cash equivalents, (ii) financial securities that are considered liquid, (iii) current financial receivables from the Company or its jointly controlled financial services entities and (iv) derivative financial assets and collateral deposits. Therefore, debt, cash and cash equivalents and other financial assets/ liabilities pertaining to Stellantis’ financial services entities are excluded from the computation of the Industrial net financial position. Industrial net financial position includes the Industrial net financial position classified as held for sale.

Rankings, market share and other industry information are derived from third-party industry sources (e.g. Agence Nationale des Titres Sécurisés (ANTS), Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA), Ministry of Infrastructure and Sustainable Mobility (MIMS), S&P Global, Ward’s Automotive) and internal information unless otherwise stated.

For purposes of this document, and unless otherwise stated industry and market share information are for passenger cars (PC) plus light commercial vehicles (LCV), except as noted below:
•Enlarged Europe excludes Russia and Belarus; H1 2023 figures have been restated;
•Middle East & Africa exclude Iran, Sudan and Syria;
•South America excludes Cuba;
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia, New Zealand and South East Asia);
•China represents PC only and includes licensed sales from DPCA; and
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from S&P Global data, Maserati competitive segment and internal information.

Prior period figures have been updated to reflect current information provided by third-party industry sources.

EU30 = EU 27 (excluding Malta), Iceland, Norway, Switzerland and UK.

Low emission vehicles (LEV) = battery electric (BEV), plug-in hybrid (PHEV), range-extender electric vehicle (REEV) and fuel cell electric (FCEV) vehicles.

All Stellantis reported BEV and LEV sales include Citroën Ami, Opel Rocks-e and Fiat Topolino; in countries where these vehicles are classified as quadricycles, they are excluded from Stellantis reported combined sales, industry sales and market share figures.

About Stellantis
Stellantis N.V. (NYSE: STLA/ Euronext Milan: STLAM/ Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, FIAT, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com. Contacts: communications@stellantis.com or investor.relations@stellantis.com

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2024 Guidance”, contains forward looking statements. Statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; the Company’s ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; the Company’s ability to access funding to execute its business plan; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.